CUSIP No. M40868107           13D
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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 8)

                          ESC Medical Systems Ltd.
                              (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
                       (Title of Class of Securities)

                                 M40868107
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                                May 11, 1999
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box:
                      /  /

                        Page 1 of 35 Pages


CUSIP No. M40868107           13D
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      This Amendment No. 8 (the "Amendment") amends and supplements the
Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, Amendment No. 6, dated April 19, 1999, and Amendment No. 7, dated May 10, 1999 (the "Original
Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard
J. Gottstein, as trustee of the Barnard J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4.      Purpose of Transaction.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

            On May 10, 1999, the legal representative of Messrs. Genger and Gottstein sent a letter addressed to the legal representative of the Company, notifying the Company that Messrs. Genger and Gottstein were exercising their right under Section 66 of the Israel Companies Ordinance to request a copy of the Register of Members of the Company, as of May 10, 1999. A copy of such letter is attached hereto as Exhibit 16.

            In response to the complaint filed by the Company on April 23, 1999 (a copy of which was filed as Exhibit 11 to the Schedule 13D filed on May 10, 1999), on May 11, 1999, the legal representative of Messrs. Genger and Gottstein served the legal representative of the Company with a motion to dismiss the complaint. A copy of the motion to dismiss is attached hereto as Exhibit 17.

            On May 11, 1999, Messrs. Genger and Gottstein issued a press release, commenting on the Company's legal action filed in an Israeli court seeking to prevent the Company's shareholders meeting called by Messrs. Genger and Gottstein from occurring as scheduled on June 2, 1999. A copy of the press release is attached hereto as Exhibit 18. The Israeli court denied the Company's attempt to prevent the solicitation through an ex parte motion and set May 26, 1999 as the date for a full hearing. On May 12, 1999, the Israeli court reset the hearing date from May 26 to May 25, 1999.

      Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.


Item 7.    Material to be Filed as Exhibits.

      Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

      Exhibit 16: Letter, dated May 10, 1999, from the legal representative of Messrs. Genger and
                        Gottstein to the legal representative of the Company

      Exhibit 17:       Motion to Dismiss

      Exhibit 18:       Press Release, dated May 11, 1999


                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 1999


                                     /s/ Barnard J. Gottstein
                                    --------------------------------------
                                    Barnard J. Gottstein
                                    Individually and as Trustee of
                                    the Barnard J. Gottstein Revocable Trust


                                    BARNARD J. GOTTSTEIN REVOCABLE
                                    TRUST


                                     /s/ Barnard J. Gottstein
                                    ---------------------------------------
                                    Barnard J. Gottstein Trustee



                               EXHIBIT INDEX



      Exhibit
      Number                    Title                          Page
      --------                  -----                          ----

        16          Letter, dated May 10, 1999,                   6
                    from the legal representative
                    of Messrs. Genger and
                    Gottstein to the legal
                    representative of the Company

        17          Motion to Dismiss                             7

        18          Press Release, dated May 11,                 35
                    1999